Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,000,000	$61.40

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006 as amended, the Registration Statement,  and have been carried forward, of which $61.40 is offset against the registration fee due for this offering and of which $1,217,510.14 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 233/A dated June 8, 2007

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517P3F6

ISIN:	US52517P3F66

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$2,000,000

	Total	Per Note
Issue Price:	$2,000,000	100.00%
Agent’s Commission:	$3,600	0.18%
Proceeds to Lehman Brothers Holdings Inc.:	$1,996,400	99.82%

The Notes will be issued in an aggregate principal amount of $2,000,000 and will be a further issuance of, and will form a single tranche with, the $4,000,000 aggregate principal amount of Medium-Term Notes, Series I, due June 15, 2022, that Lehman Brothers Holdings will issue on June 15, 2007. The Notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $6,000,000. The Agent will receive a commission of 0.18% per note or a total of $10,800 with respect to the entire aggregate principal amount of $6,000,000. Proceeds to the Issuer will equal $5,989,200.

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:	Lehman Brothers

Agent’s Capacity:	☒	As principal	☐ As agent

Issue Date:	June 15, 2007

Stated Maturity Date:	June 15, 2022, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day.

Redemption Amount:	100%

Date From Which Interest Accrues:	☒	Issue Date
☐	Other:

☐	Fixed Rate Note

Interest Rate per Annum:	%

☒	Floating Rate Note	☐	CD Rate
☐	Commercial Paper Rate
☐	Federal Funds (Effective) Rate
☐	Federal Funds (Open) Rate
☐	LIBOR Telerate
☐	LIBOR Reuters
☐	EURIBOR
☐	Treasury Rate:	Constant Maturity	☐ Yes	☐ No
☐	Prime Rate
☐	Eleventh District Cost of Funds Rate
☐	CMS Rate
☒	Other: See “Interest Rate per Annum” below

Interest Rate per Annum:	From and including the Issue Date, to but excluding June 15, 2010: 8.50%

From and including June 15, 2010, to but excluding the Stated Maturity Date: 50 times the Spread

Maximum Rate:	Not applicable

Minimum Rate:	0%

Spread:	The 30-Year CMS Rate minus the 10-Year CMS Rate.

Interest Reset Dates:

Each March 15, June 15, September 15 and December 15, commencing on June 15, 2010, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Determination Dates:	Two Business Days prior to the related Interest Reset Date.

Interest Payment Dates:

Each March 15, June 15, September 15 and December 15, commencing on September 15, 2007; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day; and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date, subject to Optional Redemption.

30-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “30YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

10-Year CMS Rate:

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 under the heading “10YR” as of 11:00 a.m., New York City time, on the related Interest Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such Interest Determination Date as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Prospectus.

Interest Computation:	Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:	☐ Yes	☒ No

Optional Redemption:

The Notes may be redeemed prior to the Stated Maturity Date at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to the Redemption Amount, on each Interest Payment Date, commencing on June 15, 2008.  Notice of redemption will be given not less than five Business Days prior to the redemption date.

Business Days:	New York and London

Calculation Agent:	Lehman Brothers Special Financing Inc.

Form of Note:	☒ Book-entry only (global)	☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Prospectus Supplement.

HISTORICAL LEVELS OF THE 30-YEAR CMS RATE AND THE 10-YEAR CMS RATE

The following shows for illustrative purposes the 30-Year CMS Rate and the 10-Year CMS Rate in effect on the Trade Date and on the hypothetical Interest Reset Dates listed below. The historical experience of the 30-Year CMS Rate and 10-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes.  Fluctuations in the level of the 30-Year CMS Rate and 10-Year CMS Rate make the Notes’ effective interest rate after June 15, 2010, difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
6/5/2007	5.713	5.569	0.144
3/15/2007	5.243	5.067	0.176
12/15/2006	5.211	5.07	0.141
9/15/2006	5.442	5.341	0.101
6/15/2006	5.738	5.669	0.069
3/15/2006	5.34	5.266	0.074
12/15/2005	5.2	5.009	0.191
9/15/2005	4.938	4.641	0.297
6/15/2005	4.865	4.54	0.325
3/15/2005	5.299	4.966	0.333
12/15/2004	5.084	4.47	0.614
9/15/2004	5.307	4.606	0.701
6/15/2004	5.757	5.168	0.589
3/15/2004	5.002	4.139	0.863
12/15/2003	5.402	4.645	0.757
9/15/2003	5.51	4.678	0.832
6/16/2003	4.499	3.52	0.979
3/17/2003	5.115	4.271	0.844
12/16/2002	5.389	4.586	0.803
9/16/2002	5.148	4.419	0.729
6/17/2002	5.983	5.408	0.575
3/15/2002	6.38	6.044	0.336
12/17/2001	6.434	6.065	0.369
9/17/2001	6.015	5.428	0.587
6/15/2001	6.445	6.086	0.359
3/15/2001	6.111	5.773	0.338
12/15/2000	6.272	6.144	0.128
9/15/2000	7.092	7.03	0.062
6/15/2000	7.274	7.252	0.022
3/15/2000	7.316	7.395	-0.079
12/15/1999	7.229	7.074	0.155
9/15/1999	7.082	6.853	0.229
6/15/1999	6.832	6.796	0.036
3/15/1999	6.16	5.916	0.244
12/15/1998	5.75	5.463	0.287
9/15/1998	5.988	5.673	0.315
6/15/1998	6.05	5.931	0.119
3/16/1998	6.251	6.038	0.213
12/15/1997	6.377	6.239	0.138
9/15/1997	6.9	6.694	0.206
6/16/1997	7.03	6.76	0.27
3/17/1997	7.304	7.072	0.232
12/16/1996	6.975	6.703	0.272
9/16/1996	7.345	7.071	0.274

Hypothetical Interest Reset Dates	30yr CMS Rate (in %)	10yr CMS Rate (in %)	30yr CMS Rate – 10yr CMS Rate (in %)
6/17/1996	7.47	7.274	0.196
3/15/1996	7.167	6.894	0.273
12/15/1995	6.469	6.141	0.328
9/15/1995	6.886	6.51	0.376
6/15/1995	7.074	6.591	0.483
3/15/1995	7.828	7.458	0.37
12/15/1994	8.382	8.171	0.211
9/15/1994	8.193	7.692	0.501
6/15/1994	7.983	7.459	0.524
3/15/1994	7.484	6.876	0.608
12/15/1993	6.964	6.159	0.805
9/15/1993	6.629	5.694	0.935
6/15/1993	7.493	6.289	1.204
3/15/1993	7.658	6.508	1.15
12/15/1992	7.819	7.181	0.638
9/15/1992	7.635	6.72	0.915

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement (the “Purchase Price”).  The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at a discount to the Purchase Price.  After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.